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www.lw.com

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United States Securities and Exchange Commission	FOIA Confidential Treatment
Division of Corporation Finance	Requested Under 17 C.F.R. § 200.83
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Deanna Virginio
Joseph McCann
Mary Mast
Angela Connell

Re:	Annexon, Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-239647)

Ladies and Gentlemen:

On behalf of Annexon, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on July 2, 2020.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-1001

July 14, 2020

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” (“MD&A”) and appears on pages 88 and 89 of the Registration Statement.

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company might effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate 1-for-[***] reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS AND EQUITY AWARDS SINCE JANUARY 1, 2019

The Board of Directors, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement. Set forth below in this letter is a discussion of each valuation and option grant since January 1, 2019 (prior to January 1, 2019, the last stock option grant was made in May 2018), along with a comparison of the estimated fair values of the Company’s common stock to the Preliminary Assumed IPO Price.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted since January 1, 2019 as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-1002

July 14, 2020

Grant Dates	Number of Shares Underlying Option Grants and Equity Awards	Exercise Price Per Share		Fair Value – Financial Reporting Purposes
January 22, 2019	[***]	$	[***]	$	[***](1)*
May 15, 2019	[***]	$	[***]	$	[***](1)*
June 21, 2019	[***]	$	[***]	$	[***](1)*
October 2, 2019	[***]	$	[***]	$	[***]
February 11, 2020	[***]	$	[***]	$	[***](2)**
March 6, 2020	[***]	$	[***]	$	[***]
May 26, 2020	[***]	$	[***]	$	[***]
June 29, 2020	[***]	$	[***]	$	[***]

(1)

Represents the fair value per share of the underlying common stock for financial reporting purposes used to calculate the grant-date fair value of the stock options for which compensation expense is recognized beginning in the six months ended June 30, 2019.

(2)

Represents the fair value per share of the underlying common stock for financial reporting purposes used to calculate the grant-date fair value of the stock options for which compensation expense is recognized beginning in the three months ended March 31, 2020.

*

The grant-date fair value of the stock options granted on January 22, 2019, May 15, 2019 and June 21, 2019 has been adjusted as set forth below under the heading “Historical Fair Value Determination and Methodology— Reassessment of January 2019, May 2019 and June 2019 Fair Values.”

**

The grant-date fair value of the stock options granted on February 11, 2020 has been adjusted as set forth below under the heading “Historical Fair Value Determination and Methodology— Reassessment of January 2020 Fair Value.”

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in greater detail in MD&A, the Company has utilized a combination of (i) the option-pricing method (“OPM”) and (ii) the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-1003

July 14, 2020

The Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from its third-party valuation expert. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

The table below sets forth the fair value determinations of the Company’s common stock as provided by independent third party valuation reports between November 13, 2018 and June 22, 2020 that were considered by the Board of Directors in making fair value determinations:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share	Percentage Increase in Fair Value Per Share from Prior Valuation Report
November 13, 2018	$[***]*	N/A
February 1, 2019	$[***]*	[***]%
June 30, 2019	$[***]	[***]%
September 20, 2019	$[***]	[***]%
January 16, 2020	$[***]**	[***]%
February 25, 2020	$[***]	[***]%
April 15, 2020	$[***]	[***]%
June 22, 2020	$[***]	[***]%

*	The fair value has been adjusted as set forth below under the heading “Historical Fair Value Determination and Methodology—Reassessment of January 2019, May 2019 and June 2019 Fair Values.”

**	The fair value has been adjusted as set forth below under the heading “Historical Fair Value Determination and Methodology— Reassessment of January 2020 Fair Value.”

The following describes the Board of Directors’ fair value determinations in further detail, including significant intervening corporate events.

Fair Value Determination (November 13, 2018 through January 22, 2019)

In December 2018, the Company completed the initial closing of its Series C redeemable convertible preferred stock financing and issued an aggregate of 33,333,329 shares of its Series C redeemable convertible preferred stock at a per share price of $1.35 to both existing and new third-party investors.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-1004

July 14, 2020

The Company obtained an independent third-party valuation of the Company’s common stock as of November 13, 2018, taking into consideration the initial closing of its Series C redeemable convertible preferred stock financing in December 2018 as if completed, and, based on its consideration of this valuation and the objective and subjective factors described on page 89 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of November 13, 2018 (the “November 2018 Valuation”).

The independent third-party valuation estimated the equity value of the Company using a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s-length transaction (the “Backsolve Method” of the OPM), specifically the initial closing of the Company’s Series C redeemable convertible preferred stock financing using the equity value derived from an OPM backsolve performed on the Series C redeemable convertible preferred stock financing. The Company determined that the Series C redeemable convertible preferred stock financing was a reasonable indication of value as of the November 13, 2018 valuation date and that the terms of the financing were fairly negotiated and reasonably reflected the expected economics of the Company going forward. In addition to the initial closing, investors had the right to purchase, and the Company had the obligation to issue, 22,222,217 additional shares of Series C redeemable convertible preferred stock in a second closing. In order to determine the value associated with the second closing, the independent third-party valuation first determined the value of the Series C redeemable convertible preferred stock on an individual basis by removing the impact of the second closing from the $1.35 per share original issuance price and calculating an implied value of the Series C redeemable convertible preferred stock on a per share basis. Taking these factors into consideration, the implied value of Series C redeemable convertible preferred stock was determined to be $[***] per share. The Company’s total equity value was then modified and iterated so that the per share value of the Series C redeemable convertible preferred stock reconciled to the adjusted implied value of the Series C redeemable convertible preferred stock of $[***] per share.

After estimating the Company’s total equity value based on the Backsolve Method, each value was allocated to the various classes of the Company’s equity using the OPM. The independent third-party valuation used the OPM method to establish an estimated value of $[***] per share, and applied a discount for lack of marketability (“DLOM”) of [***]%, to establish a fair value of $[***] per share.

At the time of the January 22, 2019 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of January 22, 2019 and granted stock options effective as of such date with an exercise price of $[***] per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-1005

July 14, 2020

Fair Value Determination (February 1, 2019 through June 21, 2019)

The Company obtained an independent third-party valuation of the Company’s common stock as of February 1, 2019, and, based on its consideration of this valuation and the objective and subjective factors described on page 89 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of February 1, 2019 (the “February 2019 Valuation”).

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated two potential future events:

(i) an IPO by [***] (the “December IPO”); and

(ii) the Company continuing to remain privately held (“Stay Private”).

The Board of Directors, in consultation with management, weighted the probability of the December IPO scenario at [***]% and the Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors. The Company believes that the potential future events used in the February 2019 Valuation and the probability weighting of each future event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was determined based primarily on input from the Board of Directors and management.

To derive its equity value in the December IPO scenario, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs, primarily on companies in the life sciences and biotechnology industry that were in Phase 1 or Phase 2 stages of development at the time of the IPO. The December IPO scenario estimated an equity value of $[***] million. For the Stay Private scenario, the Company estimated an equity value by applying the Backsolve Method to the Company’s Series C redeemable convertible preferred stock financing. The OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the Stay Private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company would operate as a stand-alone entity for a longer time horizon.

The independent third-party valuation established an estimated value of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share.

At the time of each of the May 15, 2019 and June 21, 2019 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants and granted stock options effective as of each of those dates with an exercise price of $[***] per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-1006

July 14, 2020

Fair Value Determination (June 30, 2019 through September 19, 2019)

The Company obtained an independent third-party valuation of the Company’s common stock as of June 30, 2019. Based on its consideration of the independent third-party valuation and the objective and subjective factors described on page 89 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 30, 2019 (the “June 2019 Valuation”).

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated three potential future events:

(i) an IPO on [***] (the “October IPO”);

(ii) an IPO on [***] (the “February IPO”); and

(iii) the Stay Private scenario.

The Board of Directors, in consultation with management, weighted the probability of the October IPO scenario at [***]%, the February IPO scenario at [***]% and the Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors.

To derive its equity value in the October IPO scenario and the February IPO scenario, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs, primarily on companies in the life sciences and biotechnology industry that were in Phase 1 or Phase 2 stages of development at the time of the IPO. The October IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. The February IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. For the Stay Private scenario, the Company estimated an equity value by applying the Backsolve Method to the Company’s Series C redeemable convertible preferred stock financing. The OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the Stay Private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company would operate as a stand-alone entity for a longer time horizon. The probability weighted fair value per share was $[***] and was reduced by a DLOM of [***]% to establish a fair value of $[***] per share. The resulting fair value of $[***] was the sum of the per share fair values in the October IPO scenario, the February IPO scenario and the Stay Private scenario.1

[1]	Figures do not sum due to rounding.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-1007

July 14, 2020

Reassessment of January 2019, May 2019 and June 2019 Fair Values

In preparation for the public filing of the Registration Statement containing the Preliminary IPO Price Range, the Company evaluated whether or not, in retrospect, the grant date fair values of the common stock on January 22, 2019 based on the November 2018 Valuation and on each of May 15, 2019 and June 21, 2019 based on the February 2019 Valuation were appropriate. The Company determined that, in retrospect, increases in the valuation of the common stock had occurred between (i) the date at which the November 2018 Valuation valued the Company’s common stock (November 13, 2018) and January 22, 2019, (ii) the date at which the February 2019 Valuation valued the Company’s common stock (February 1, 2019) and May 15, 2019, and (iii) May 15, 2019 and June 21, 2019. Accordingly, the Company conducted a linear interpolation using the November 2018 Valuation (commencing on November 13, 2018), the February 2019 Valuation (commencing on February 1, 2019) and the June 2019 Valuation (commencing on June 30, 2019) to reassess the grant date fair values of the Company’s common stock on January 22, 2019, May 15, 2019 and June 21, 2019 for purposes of determining the amount of stock-based compensation expense beginning in the six months ended June 30, 2019. The Company believes this linear interpolation provided better approximations to the fair value of the Company’s common stock for the January 22, 2019, May 15, 2019 and June 21, 2019 grant date fair values because no one single event caused an increase in valuation on the respective dates. The linear interpolation resulted in fair value determinations of $[***], $[***] and $[***] per share on January 22, 2019, May 15, 2019 and June 21, 2019, respectively. The amount of the stock-based compensation expense from the January 22, 2019, May 15, 2019 and June 21, 2019 grants was recorded beginning in the six months ended June 30, 2019.

Fair Value Determination (September 20, 2019 through October 2, 2019)

In August 2019, the Company’s management reported to the Board of Directors that the U.S. Food and Drug Administration had granted fast track designation for ANX005, the Company’s anti-C1q antibody, for the treatment of Guillain-Barré Syndrome (“GBS”). In October 2019, the Board of Directors considered encouraging top line results from the Company’s Phase 1b dose-ranging clinical trial to evaluate ANX005 in patients with GBS, and the Company’s Phase 1b dose-ranging clinical trial to evaluate its anti-C1q antibody, ANX007, in patients with glaucoma.

The Company obtained an independent third-party valuation of the Company’s common stock as of September 20, 2019. Based on its consideration of the independent third-party valuation and the objective and subjective factors described on page 89 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of September 20, 2019 (the “September 2019 Valuation”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-1008

July 14, 2020

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated two potential future events:

(i) an IPO on [***] (the “January IPO”); and

(ii) the Stay Private scenario.

The Board of Directors, in consultation with management, weighted the probability of the January IPO scenario at [***]% and the Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors. Notably, in the September 2019 Valuation, the Company no longer anticipated completing an IPO in 2019 in light of various strategic and market factors (a change from the June 2019 valuation).

To derive its equity value in the January IPO scenario, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs, primarily on companies in the life sciences and biotechnology industry that were in Phase 1 or Phase 2 stages of development at the time of the IPO. The January IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. For the Stay Private scenario, the Company estimated an equity value by applying the Backsolve Method to the Company’s Series C redeemable convertible preferred stock financing, including the second closing that occurred on August 30, 2019. The OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the Stay Private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company would operate as a stand-alone entity for a longer time horizon. The probability weighted fair value per share was $[***] and was reduced by a DLOM of [***]% to establish a fair value of $[***] per share. The resulting fair value of $[***] was the sum of the per share fair values in the January IPO scenario and the Stay Private scenario.

At the time of the October 2, 2019 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of October 2, 2019 and granted stock options effective as of such date with an exercise price of $[***] per share.

Fair Value Determination (January 16, 2020 through February 11, 2020)

The Company obtained an independent third-party valuation of the Company’s common stock as of January 16, 2020. Based on its consideration of the independent third-party valuation and the objective and subjective factors described on page 89 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of January 16, 2020 (the “January 2020 Valuation”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-1009

July 14, 2020

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated three potential future events:

(i) an IPO on [***] (the “April IPO”);

(ii) an IPO on [***] (the “September IPO”); and

(iii) the Stay Private scenario.

The Board of Directors, in consultation with management, weighted the probability of the April IPO scenario at [***]%, the September IPO at [***]% and the Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors.

To derive its equity value in the April IPO scenario and the September IPO scenario, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs, primarily on companies in the life sciences and biotechnology industry that were in Phase 1 or Phase 2 stages of development at the time of the IPO. The April IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. The September IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. For the Stay Private scenario, the Company estimated an equity value by applying the income approach (and in particular, a discounted cash flow analysis) which estimated value based on the expectation of future cash flows that a company will generate—such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These cash flows are discounted to present value using a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. The selected discount rate is generally based on rates of return available from alternative investments of similar type, quality and risk. The OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the Stay Private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company would operate as a stand-alone entity for a longer time horizon. The probability weighted fair value per share was $[***] and was reduced by a DLOM of [***]% to establish a fair value of $[***] per share. The resulting fair value of $[***] was the sum of the per share fair values in the September IPO scenario, the April IPO scenario and the Stay Private scenario.

At the time of the February 11, 2020 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of February 11, 2020 and granted stock options effective as of such date with an exercise price of $[***] per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-10010

July 14, 2020

Fair Value Determination (February 25, 2020 through March 6, 2020)

The Company obtained an independent third-party valuation of the Company’s common stock as of February 25, 2020. Based on its consideration of the independent third-party valuation and the objective and subjective factors described on page 89 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of February 25, 2020 (the “February 2020 Valuation”).

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated three potential future events:

(i) the April IPO scenario;

(ii) the September IPO scenario; and

(iii) the Stay Private scenario.

The Board of Directors, in consultation with management, weighted the probability of the September IPO at [***]%, the April IPO scenario at [***]% and the Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors.

To derive its equity value in the April IPO scenario and the September IPO scenario, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs, primarily on companies in the life sciences and biotechnology industry that were in Phase 1 or Phase 2 stages of development at the time of the IPO. The April IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. The September IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. For the Stay Private scenario, the Company estimated an equity value by applying the income approach (and in particular, a discounted cash flow analysis). The OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the Stay Private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company would operate as a stand-alone entity for a longer time horizon. The probability weighted fair value per share was $[***] and was reduced by a DLOM of [***]% to establish a fair value of $[***] per share. The resulting fair value of $[***] was the sum of the per share fair values in the April IPO scenario, the September IPO scenario and the Stay Private scenario.2

[2]	Figures do not sum due to rounding.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-10011

July 14, 2020

At the time of the March 6, 2020 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of March 6, 2020 and granted stock options effective as of such date with an exercise price of $[***] per share.

Reassessment of January 2020 Fair Value

In preparation for the public filing of the Registration Statement containing the Preliminary IPO Price Range, the Company evaluated whether or not, in retrospect, the grant date fair value of the common stock on February 11, 2020 based on the January 2020 Valuation was appropriate in light of the February 2020 Valuation. The Company determined that, in retrospect, increases in the valuation of the common stock had occurred between the date at which the January 2020 Valuation valued the Company’s common stock (January 16, 2020) and February 11, 2020. Accordingly, the Company conducted a linear interpolation using the January 2020 Valuation (commencing on January 16, 2020) and the February 2020 Valuation (commencing on February 25, 2020) to reassess the grant date fair value of the Company’s common stock on February 11, 2020 for purposes of determining the amount of stock-based compensation expense beginning in the three months ended March 31, 2020. The Company believes this linear interpolation provided a better approximation to the fair value of the Company’s common stock for the February 11, 2020 grant date fair value because no one single event caused an increase in valuation on the respective dates. The linear interpolation resulted in a fair value determination of $[***] per share on February 11, 2020. The amount of the stock-based compensation expense from the February 11, 2020 grants was recorded beginning in the three months ended March 31, 2020.

Fair Value Determination (April 15, 2020 through May 26, 2020)

The Company obtained an independent third-party valuation of the Company’s common stock as of April 15, 2020. Based on its consideration of the independent third-party valuation and the objective and subjective factors described on page 89 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of April 15, 2020.

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated three potential future events:

(i) the September IPO scenario;

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-10012

July 14, 2020

(ii) an IPO on [***] (the “December 2020 IPO”); and

(iii) the Stay Private scenario.

The Board of Directors, in consultation with management, weighted the probability of the September IPO at [***]%, the December 2020 IPO scenario at [***]% and the Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors.

To derive its equity value in the September IPO scenario and the December 2020 IPO scenario, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs, primarily on companies in the life sciences and biotechnology industry that were in Phase 1 or Phase 2 stages of development at the time of the IPO. The September IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. The increase in DLOM relative to the April IPO scenario in the February 2020 Valuation was due to an increase in volatility due to the COVID-19 pandemic. The December 2020 IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. For the Stay Private scenario, the Company estimated an equity value by applying the income approach (and in particular, a discounted cash flow analysis). The OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the Stay Private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company would operate as a stand-alone entity for a longer time horizon. The probability weighted fair value per share was $[***] and was reduced by a DLOM of [***]% to establish a fair value of $[***] per share. The resulting fair value of $[***] was the sum of the per share fair values in the September IPO scenario, the December 2020 IPO scenario and the Stay Private scenario.3

At the time of the May 26, 2020 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of May 26, 2020 and granted stock options effective as of such date with an exercise price of $[***] per share.

Fair Value Determination (June 22, 2020 through June 29, 2020)

The Company obtained an independent third-party valuation of the Company’s common stock as of June 22, 2020. Based on its consideration of the independent third-party valuation and the objective and subjective factors described on page 89 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 22, 2020. Notably, the valuation as of June 22, 2020 assumed the completion of the

[3]	Figures do not sum due to rounding.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-10013

July 14, 2020

Company’s Series D redeemable convertible preferred stock financing in which the Company expected to raise $102.0 million through the issuance of 71,719,859 shares of its Series D redeemable convertible preferred stock at a price of $1.4222 per share. The financing implied a pre-money valuation of the Company of $207.0 million and a post-money valuation of $309.0 million.

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated two potential future events:

(i) an IPO by [***] (the “August IPO”); and

(ii) the Stay Private scenario.

The Board of Directors, in consultation with management, weighted the probability of the August IPO at [***]% and the Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors.

To derive its equity value in the August IPO scenario, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs, primarily on companies in the life sciences and biotechnology industry that were in Phase 1 or Phase 2 stages of development at the time of the IPO. The August IPO scenario estimated an equity value of $[***] million and a probability weighted value per share of $[***] per share, and applied a DLOM of [***]%, to establish a fair value of $[***] per share. Despite the increase in equity value, the issuance of the Series D redeemable convertible preferred stock at the pre-money valuation of $207.0 million, with a modest anticipated step-up value to reflect liquidity in the market, resulted in only a small increase in the implied per share value of the Company’s common stock in an IPO scenario relative to the April 2020 valuation. For the Stay Private scenario, the Company first calculated the implied value of the Company as of the negotiation of the terms of the Series D redeemable convertible financing in early June and giving effect to the expected financing. The OPM was used to allocate the equity value to the Company’s capital stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the Stay Private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company would operate as a stand-alone entity for a longer time horizon. The probability weighted fair value per share was $[***] and was reduced by a DLOM of [***]% to establish a fair value of $[***] per share. The resulting fair value of $[***] was the sum of the per share fair values in the August IPO scenario and the Stay Private scenario.

At the time of the June 29, 2020 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of June 29, 2020 and granted stock options effective as of such date with an exercise price of $[***] per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-10014

July 14, 2020

PRELIMINARY ASSUMED IPO PRICE

As noted above, the anticipated Preliminary IPO Price Range is $[***]to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect the reverse stock split that the Company plans to effect prior to the Company’s IPO.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of product development and/or with product candidates to treat a similar indication; (b) a comparison of comparable company valuations at the time of their respective IPOs; (c) developments in the Company’s business; (d) input received from the Company’s “testing the waters meetings;” (e) the closing of the Company’s Series D redeemable convertible preferred stock financing in June 2020 at $1.4222 per share; (f) the closings of the Company’s Series C redeemable convertible preferred stock financing in December 2018 and August 2019 at $1.35 per share; (g) a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and (h) current market conditions. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share	$	[***]	$	[***]	$	[***]

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board of Directors and the underwriters.

COMPARISON OF IPO PRICE RANGE AND HISTORICAL GRANT DATE FAIR VALUE PER SHARE

For the equity awards since January 1, 2019, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation expense. However, as noted above, the Company

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-10015

July 14, 2020

previously reassessed the grant date fair value of its January 22, 2019, May 15, 2019 and June 21, 2019 awards based on the subsequent February 2019 Valuation and June 2019 Valuation. For purposes of the fair value determinations post-June 2019, the increases were primarily due to the Board of Directors’ consideration of the objective and subjective factors described on page 89 of the Registration Statement, including the receipt of fast track designation for ANX005 for the treatment of GBS and the Board of Directors’ consideration of encouraging results from Phase 1b dose-ranging clinical trials to evaluate ANX005 in patients with GBS and ANX007 in patients with glaucoma in October 2019, and changes in the estimated equity value of the Company at the time of IPO and the probability and timing of an IPO. Notably, the Company’s most recent valuation in June 2020 estimated an equity value of the Company at the time of its IPO that approximated the high-end of the Preliminary IPO Price Range.

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide on Valuing Equity Securities. The application of the PWERM valuation methodology accounts for a significant portion of the difference from the valuations utilized by the Company and the Preliminary IPO Price Range. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting estimated fair value per share reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (the Stay Private scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a DLOM. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from the Stay Private scenario nor discounted for a lack of marketability.

CONCLUSION

In light of the Company’s determination to retrospectively reassess the fair value of its common stock for purposes of recording stock-based compensation expense related to certain option grants, and the comparison of the projected equity values in the IPO scenarios, in particular the Company’s most recent valuation in June 2020, to the Company’s equity value at the Preliminary Assumed IPO Price, the Company believes that the deemed per share fair values used as the basis for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-10016

July 14, 2020

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian Cuneo
Brian Cuneo of LATHAM & WATKINS LLP
cc:	Douglas Love, Annexon, Inc.

Jennifer Lew, Annexon, Inc.

Kathleen Wells, Latham & Watkins LLP

Charles Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Michael Tenta, Cooley LLP

David Peinsipp, Cooley LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ANNEXON, INC.

ANNX-10017